Exhibit 99.5
PRESS RELEASE
SOURCE: Neptune Technologies & Bioressources Inc.

Neptune Reports Net Profit for the First Quarter
Also appoints IR firm, grants options and warrants

Laval, Québec, CANADA – July 14, 2010 – Neptune Technologies & Bioressources Inc. ("Neptune") (NASDAQ.NEPT - TSX.V.NTB) today reports its consolidated financial results for the three-month period ended May 31, 2010, appoints IR firm and updates on options and warrants.

Three-month Ended May 31, 2010 Financial Results

Consolidated Results

  Revenue increased by 45% to $4,162,000 for the three-month period ended May 31, 2010, up from $2,878,000 achieved during the corresponding period ended May 31, 2009.

  Consolidated EBITDA for the three-month period ended May 31, 2010 amounted to $676,000, compared to negative $284,000 obtained during the corresponding period ended May 31, 2009.

  Net earnings increased by $1,883,000 and reached a net income of $476,000, or $0.01 per share for the three-month period ended May 31, 2010, compared to a net loss of $1,407,000, or $0.04 per share, for the corresponding period ended May 31, 2009.

Nutraceutical Business Results

  Nutraceutical revenue increased by 45% to $4,145,000, for the three-month period ended May 31, 2010, up from $2,859,000 achieved during the corresponding period ended May 31, 2009.

  EBITDA from nutraceutical business for the three-month period ended May 31, 2010 was $1,084,000, compared to $36,000 obtained during the corresponding period ended February 29, 2009.

  Earnings from nutraceutical business improved by $2,489,000 and reached a net income of $886,000 for the three-month period ended May 31, 2010, compared to a net loss of $1,603,000, for the corresponding period ended May 31, 2009.

"We are extremely pleased with the revenue and profitability level reached during this first quarter, especially with net income from the nutraceutical segment, which amounts to 21% of our sales. We now see the impact of the investment we made last year in Neptune’s manufacturing plant, which has translated into increased and improved production performance and led to these results," stated Xavier Harland, Director, Finance.

"This strong growth in revenue along with the consolidated net income generated during the first quarter represents an achievement and reinforces Neptune’s business strategy of generating cash flow in order to finance research & development programs, which should contribute to building Neptune’s fundamental value," stated André Godin, Vice-President, Finance & Administration.

Neptune Appoints The Howard Group ("HG") as Investor Relation ("IR") Firm for Canada

Neptune has entered into an IR agreement with HG to develop and implement a capital markets program for Canada (the "Agreement"). The Agreement is subject to TSX-Venture approval. Traditional and new online initiatives will be directed at the investment community and investing public to increase the following and participation of the market in Neptune.

Since 1988, HG has provided comprehensive investor and capital markets programs, business development solutions, strategic planning and financing services to public companies. HG is associated with the Insight Limited Partnerships I & II, which invest in micro and small cap companies. Insight LP II currently owns 100,000 shares of Neptune.

The term of the IR Agreement is for an initial period of 12 months. In addition to a fee of $6,000 per month, HG has been granted options to purchase an aggregate total of 50,000 common shares of Neptune at a price of $1.50 per share. The options will vest in equal amounts at the rate of 25% per quarter and have a three-year term expiring on July 31, 2013.

In addition, HG will receive 150,000 warrants in Acasti Pharma Inc., with an exercise price of $0.50 per common share, expiring December 31, 2010.

Update on Warrants, Call-Option and Incentive Stock Options

From the beginning of the first quarter to date, 1,098,000 Debenture Warrants, 1,086,400 Debenture Call-Options and 870,000 incentive stock options have been exercised, representing total proceeds of $1,861,600. Pursuant to theses exercises, management and employees have acquired 978 000 shares of Neptune and 106,400 shares of Acasti in less than four months.

As of July 13, 2010, the Board of Directors of Neptune has decided, after nearly 2 years without a general incentive option grant to employees and management, to grant a total of 790,000 incentive stock options of Neptune, 760,000 rights on Acasti series 4 warrants held by Neptune and 760,000 rights on Neurobiopharm series 4 warrants held by Neptune to insiders and employees. Neptune incentive stock options have an exercice price of $1.50 and a 3 year maturity. Rights on Acasti series 4 warrants and rights on Neurobiopharm series 4 warrants have an aggregate exercise price of $0.50 and $0.25 and maturities of October 9, 2013 and December 24, 2013, respectively, and are subject to shareholder approval. Insiders have been granted a total of 450,000 Neptune incentive stock options, 550,000 Rights on Acasti series 4 warrants and 550,000 rights on Neurobiopharm series 4 warrants.

About Neptune Technologies & Bioressources Inc.

Neptune is an industry-recognized leader in the innovation, production and formulation of science-based and clinically proven novel phospholipid products for the nutraceutical and pharmaceutical markets. The Company focuses on growing consumer health markets including cardiovascular, inflammatory and neurological diseases driven by consumers taking a more proactive approach to managing health and preventing disease. The Company sponsors clinical trials aimed to demonstrate its product health benefits and to obtain regulatory approval for label health claims. Neptune is continuously expanding its intellectual property portfolio as well as clinical studies and regulatory approvals. Neptune’s products are marketed and distributed in over 20 countries worldwide.

About Acasti Pharma Inc.

Acasti Pharma is developing a product portfolio of proprietary novel long-chain omega-3 phospholipids. Phospholipids are the major component of cell membranes and are essential for all vital cell processes. They are one of the principal constituents of High Density Lipoprotein (good cholesterol) and, as such, play an important role in modulating cholesterol efflux. Acasti Pharma’s proprietary novel phospholipids carry and functionalize the polyunsaturated omega-3 fatty acids EPA and DHA, which have been shown to have substantial health benefits and which are stabilized by potent antioxidants. Acasti Pharma is focusing initially on treatments for chronic cardiovascular conditions within the over-the-counter, medical food and prescription drug markets.

About NeuroBioPharm Inc.

NeuroBioPharm is pursuing pharmaceutical neurological applications, and a clinical study for a medical food product with a multinational partner is already initiated. The development of a prescription drug candidate is currently in progress. Advanced clinical development and commercialization is planned to be carried out with multinational partners.

"Neither Nasdaq nor the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release."

Neptune Contact:
Neptune Technologies & Bioressources Inc.
André Godin, V.P. Administration and Finance
+1 450.687.2262
a.godin@neptunebiotech.com
www.neptunebiotech.com

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Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of the Company to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates," "will," or "plans" to be uncertain and forward-looking. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in the Company's reports filed with the Securities and Exchange Commission and the Canadian securities commissions.